Smartmetric, Inc.
1150 Kane Concourse, Suite 400
Bay Harbor Islands, FL 33154

October 20, 2009

Securities and Exchange Commission
100 F Street, N.E., Stop 3720
Washington, D.C. 20549

Re:	Smartmetric, Inc. Item 4.01 Form 8-K filed October 14, 2009 File No. 333-118801

Ladies and Gentlemen:

Smartmetric, Inc. (the “Company”) is filing amendments to the above captioned filings in response to questions raised by the Staff of the Commission in its letter of comments dated October 15, 2009.  Set forth below is the Company’s responses to comments.

1.  We note your disclosure in the first paragraph that your Board of Directors (BOD) approved the appointment of your new independent auditor effective October 5, 2009 while your sixth paragraph indicates an effective date of October 8, 2009.  And we note your disclosure in paragraph two indicating that the appointment of your new auditor was approved on October 13, 2009.  Please revise your filing to clearly state when the engagement of the new accountant was approved by the BOD and the appropriate effective date of this engagement.

Response:

In view of Staff’s comments, we have amended the Form 8-K to clarify that the effective date of engagement of the new accountant is October 5, 2009, with the BOD ratifying and confirming such engagement on October 13, 2009.

2.  We note your disclosure in the second paragraph that the principal accountant’s report on the financial statements did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.  However, we note the audit report included in your Form 10-K filed October 14, 2008, includes a going concern paragraph.  Please revise accordingly.

Response:

In view of Staff’s comments, we have amended the Form 8-K to reflect our response to the SEC’s comments.

3.  To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

In view of Staff’s comments, we have obtained and filed an Exhibit 16 letter stating that our accountant agrees with the statements made in our amended Form 8-K.

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In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned at (305) 495-7190 or Andrea Cataneo, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Sincerely,

/s/ Jay Needelman
Jay Needelman
Chief Financial Officer